UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Lytus Technologies Holdings PTV. Ltd. announces 1 for 60 Reverse Stock Split

Dubai, UAE, February 21st, 2024 (GLOBE NEWSWIRE) -- Lytus Technologies Holdings PTV. Ltd. (the “Company”) (Nasdaq:LYT), a leading global technology-driven services company, today announced that on February 5th, 2024, the Board of Directors of the Company approved a reverse stock split (the “Reverse Split”) of its authorized, issued and outstanding ordinary shares, par value $0.01 per share, at a ratio of 1-for-60 so that every 60 shares currently authorized and issued is combined into one (1) share. Shareholders otherwise entitled to receive a fractional share as a result of the Reverse Split will receive a whole share in lieu of such factional share. In connection with the Reverse Split, a vote of the shareholders of the Company is not required and as such, no shareholder vote or meeting of shareholders will be held.

The Reverse Split will be effected by filing amendments with the Registrar of Corporate Affairs of the British Virgin Islands. The Company intends to file the amendments with the Registrar of Corporate Affairs of the British Virgin Islands on February 22nd, 2024, and it is anticipated that the ordinary shares will begin trading on the Nasdaq Capital Market on a split-adjusted basis when the market opens on February 23rd, 2024.

The Company is effecting the Reverse Split in order to maintain its listing on The Nasdaq Stock Market (“Nasdaq”). As previously disclosed, on February 8, 2024, the Company received notice from the Listing Qualifications Department of Nasdaq indicating that the Company is not in compliance with the minimum bid price requirement of $1.00 per share under the Nasdaq Listing Rules. We believe that the proposed Reverse Split will assist the Company in regaining compliance under the Nasdaq Listing Rules.

Both before and after the Reverse Split, the Company is and will be authorized to issue 230,000,000 ordinary shares and per share par value will be $0.01. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares will be reduced from 93,679,260 to approximately 1,561,321.

Shareholders holding certificated shares will receive information from Vstock Transfer regarding the process for exchanging their stock certificates. Shareholders who hold their shares in book-entry form or in “street name” (through a broker, bank or other holder of record) will not be required to take any action.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2024

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Name: Dharmesh Pandya
Title: Chief Executive Officer

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